Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-182717

January 23, 2014

Export Development Canada / Exportation et développement Canada (“EDC”)

U.S.$300,000,000 0.875% United States Dollar Bonds due 2017

Final Term Sheet

January 23, 2014

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	0.875% United States Dollar Bonds due 2017

Expected Ratings:	AAA/Aaa (S&P, Moody’s)

Format:	SEC Registered

Size:	U.S.$300,000,000

Trade Date:	January 23, 2014

Settlement Date:	January 30, 2014 (T+5)

Maturity Date:	January 30, 2017

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by EDC of additional amounts on the bonds.

Interest Payment Dates:	January 30 and July 30

First Interest Payment Date:	July 30, 2014

Benchmark Treasury:	UST 0.750% due January 15, 2017

Benchmark Treasury Price and Yield:	99-30 / 0.771%

Spread to Benchmark Treasury:	+11.3 bps

Yield to Maturity:	0.884%

Coupon:	0.875%, accruing from January 30, 2014

Price:	99.973%

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Euro MTF Market of the Luxembourg Stock Exchange

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Use of Proceeds:	Upon issuance, an amount equal to the net proceeds of this inaugural issue of the bonds (which proceeds may be converted into other currencies) will be credited by EDC to an account that will support EDC’s existing and future lending operations for Eligible Transactions (as defined below). After issuance of the inaugural bonds, the net proceeds will be deducted from the account and added to EDC’s lending pool for disbursements made from that pool in respect of Eligible Transactions.

In connection with future issuances under EDC’s green bond program, so long as green bonds are outstanding and the account has a positive balance, funds will be deducted from the account and added to EDC’s lending pool for disbursements from that pool made during the prior year in respect of Eligible Transactions.

“Eligible Transactions” means all transactions (loans) funded in whole or in part by EDC in support of goods, services or projects that are beneficial to the environment, as determined by EDC.

Eligible Transactions will include, without limitation, those that are aimed at the preservation, protection or remediation of air, water or soil or the mitigation of climate change. For example:

1. Waste Management
2. Remediation & Soil Treatment
3. Recycling & Recovery
4. Water Management
5. Sustainable Forests Management
6. Sustainable Agriculture Management
7. Renewable Energy
8. Biofuels & Bioenergy
9. Smart Grid Energy Infrastructure
10. Alternative Energy Transportation and Public Ground Transport
11. Industrial Process Improvements

Governing Law:	Province of Ontario / Canada

Business Days:	New York, London, Toronto

Representatives:	J.P. Morgan Securities plc
SEB Securities, Inc.

Billing and Delivering:	J.P. Morgan Securities plc

CUSIP Number:	30216B ER9

ISIN:	US30216BER96

Reference Document:	Prospectus Supplement, subject to completion, dated January 23, 2014 and Prospectus dated July 20, 2012.

http://www.sec.gov/Archives/edgar/data/276328/000119312514018179/d637225d424b2.htm

Legends:	If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive (2003/71/EC) (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in the Relevant Member State) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of bonds in any member state of the European Economic Area which has implemented the Prospective Directive (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the bonds. Neither this document nor the prospectus supplement nor the base prospectus have been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free
1-866-430-0686 for J.P. Morgan Securities plc and 1-212-692-4794 for SEB Securities, Inc.

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